As filed with the Securities and Exchange Commission on May 12, 2016

Registration No. 811-01136
Registration No. 002-19458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Post-Effective Amendment No.	200	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	200	☒

(Check appropriate box or boxes)

GUGGENHEIM FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

805 KING FARM BOULEVARD, SUITE 600, ROCKVILLE, MARYLAND 20850
(Address of Principal Executive Offices/Zip Code)

Registrant’s Telephone Number, including area code:
(301) 296-5100

Copies To:
Donald C. Cacciapaglia, Chief Executive Officer and President 805 King Farm Boulevard Suite 600 Rockville, MD 20850	Amy J. Lee, Chief Legal Officer 805 King Farm Boulevard Suite 600 Rockville, MD 20850	Julien Bourgeois Dechert LLP 1900 K Street, NW Washington, DC 20006
(Name and address of Agent for Service)
It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note
Post-Effective Amendment No. 196 to the Registration Statement on Form N-1A (File No. 002-19458) (the “Registration Statement”) of Guggenheim Funds Trust (the “Registrant”) was filed on February 25, 2016, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”). This Post-Effective Amendment No. 200 to the Registration Statement is being filed pursuant to Rule 462(d) under the 1933 Act solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 200 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 200 relates to all series of the Registrant. This Post-Effective Amendment No. 200 does not modify any other part of the Registration Statement, and is not meant to supplant, supersede or otherwise affect Post-Effective Amendment No. 196 other than to modify Part C thereof. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 200 shall become effective immediately upon filing with the Securities and Exchange Commission. Part A and Part B of Post-Effective Amendment No. 196 are hereby incorporated by reference.

GUGGENHEIM FUNDS TRUST

PART C. OTHER INFORMATION
Item 28.    Exhibits

(a)	Amended and Restated Declaration of Trust - Filed herewith

(b)	Bylaws – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(c)	Reserved

(d)
(1)    Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Mid Cap Value Fund, Guggenheim Mid Cap Value Institutional Fund, Guggenheim Small Cap Value Fund, Guggenheim StylePlus-Large Core Fund and Guggenheim World Equity Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(2)
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Large Cap Value Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(3)
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim StylePlus-Mid Growth Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(4)
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Investment Grade Bond Fund, Guggenheim High Yield Fund and Guggenheim Municipal Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(5)
Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Enhanced World Equity Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(6)
Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Floating Rate Strategies Fund, Guggenheim Macro Opportunities Fund and Guggenheim Total Return Bond Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(7)
Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Limited Duration Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(8)
Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Risk Managed Real Estate Fund – Previously filed with Post-Effective Amendment No. 140 to Registration Statement 2-19458 (filed March 19, 2014).*

(9)	Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Multi-Asset Fund - To be filed by amendment

(10)
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Alpha Opportunity Fund – Previously filed with Post-Effective Amendment No. 150 to Registration Statement 2-19458 (filed September 24, 2014).*

(11)
Investment Sub-Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Municipal Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(12)
Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Capital Stewardship Fund – Previously filed with Post-Effective Amendment No. 152 to Registration Statement 2-19458 (filed September 26, 2014).*

(13)	Investment Sub-Advisory Agreement with Concinnity Advisors, LP – Previously filed with Post-Effective Amendment No. 152 to Registration Statement 2-19458 (filed September 26, 2014).*

(14)
Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Diversified Income Fund – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*

(15)
Investment Management Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Market Neutral Real Estate Fund – Previously filed with Post-Effective Amendment No. 196 to Registration Statement 2-19458 (filed February 25, 2016).*

(e)	(1) Distribution Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*
(2)    Form of Underwriter-Dealer Agreement – Previously filed with Post-Effective Amendment No. 112 to Registration Statement 2-19458 (filed November 13, 2009).*

(f)	Not applicable

(g)	(1) Custodian Agreement-The Bank of New York Mellon – Previously filed with Post-Effective Amendment No. 69 to Registration Statement 2-59353 (filed April 30, 2013).*

(2)	Amended Schedule II to the Custodian Agreement-The Bank of New York Mellon – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*

(h)	(1) Expense Limitation Agreement - Guggenheim Partners Investment Management, LLC – Previously filed with Post-Effective Amendment No. 196 to Registration Statement 2-19458 (filed February 25, 2016).*

(2)	Expense Limitation Agreement - Security Investors, LLC – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*

(3)	Transfer Agency Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(4)	Amendment to Transfer Agency Agreement – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*

(5)	Fund Accounting and Administration Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(6)	Amendment to Fund Accounting and Administration Agreement – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*

(7)	Fund of Funds Waiver Agreement - Guggenheim Partners Investment Management, LLC – Previously filed with Post-Effective Amendment No. 196 to Registration Statement 2-19458 (filed February 25, 2016).*

(8)	Fund of Funds Waiver Agreement - Security Investors, LLC – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*

(i)	(1) Legal Opinion with respect to Guggenheim Multi-Asset Fund-To be filed by amendment

(2)
Legal Opinion with respect to each Fund except Guggenheim Multi-Asset Fund, Guggenheim Diversified Income Fund and Guggenheim Market Neutral Real Estate Fund – Previously filed with Post-Effective Amendment No. 191 to Registration Statement 2-19458 (filed January 28, 2016).*

(3)	Legal Opinion with respect to Guggenheim Diversified Income Fund – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*

(4)	Legal Opinion with respect to Guggenheim Market Neutral Real Estate Fund – Previously filed with Post-Effective Amendment No. 196 to Registration Statement 2-19458 (filed February 25, 2016).*

(j)
(1)        Consent of Independent Registered Public Accounting Firm with respect to each Fund except Guggenheim Multi-Asset Fund, Guggenheim Diversified Income Fund and Guggenheim Market Neutral Real Estate Fund – Previously filed with Post-Effective Amendment No. 191 to Registration Statement 2-19458 (filed January 28, 2016).*

(k)	Not applicable

(l)	Not applicable

(m)	(1) Class A Distribution Plan – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(2)	Amendment to Schedule A of Class A Distribution Plan – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*
(3)     Class B Distribution Plan– Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*
(4)     Class C Distribution Plan– Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*
(5)    Amendment to Exhibit A of Class C Distribution Plan – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*
(6)    Class P Distribution Plan – Previously filed with Post-Effective Amendment No. 174 to Registration Statement 2-19458 (filed May 1, 2015).*
(7)    Amendment to Schedule A of Class P Distribution Plan – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*
(8)    Form of Specimen copy of Shareholder Service Agreement – Previously filed with Post-Effective Amendment No. 113 to Registration Statement 2-19458 (filed January 29, 2010).*

(n)	Amended and Restated Multiple Class Plan – Previously filed with Post-Effective Amendment No. 174 to Registration Statement 2-19458 (filed May 1, 2015).*

(o)	Reserved

(p)	Code of Ethics

(1)
Guggenheim Funds Trust, Security Investors, LLC, and Guggenheim Funds Distributors, LLC – Previously filed with Post-Effective Amendment No. 186 to Registration Statement 2-19458 (filed November 20, 2015).*

(2)	Guggenheim Partners Investment Management, LLC – Previously filed with Post-Effective Amendment No. 186 to Registration Statement 2-19458 (filed November 20, 2015).*

(3)	Concinnity Advisors, LP – Previously filed with Post-Effective Amendment No. 152 to Registration Statement 2-19458 (filed September 26, 2014).*

(q)	Powers of Attorney – Previously filed with Post-Effective Amendment No. 191 to Registration Statement 2-19458 (filed January 28, 2016).*
___________________________
*    Incorporated by reference.

Item 29.    Persons Controlled by or Under Common Control with Registrant
The Board of Trustees of the Registrant is the same as the board of certain other registrants, each of which has Security Investors, LLC (“Security Investors”), Guggenheim Partners Investment Management, LLC (“GPIM”), or an affiliate of Security Investors or GPIM, as its investment adviser. In addition, the officers of the Registrant are substantially identical to those of the other registrants. Nonetheless, the Registrant takes the position that it is not under common control with the other registrants because the power residing in the respective boards and officers arises as the result of an official position with the respective registrants.
The Trust through Guggenheim Macro Opportunities Fund, a separate series of the Trust, wholly owns and controls the Guggenheim Macro Opportunities Fund CFC ("Subsidiary"), a company organized under the laws of the Cayman Islands. The Subsidiary's financial statements will be included, on a consolidated basis, in the Fund’s annual and semi-annual reports to shareholders.
Item 30.    Indemnification
Article VII, Section III of the Registrant’s Declaration of Trust, which is filed hereunder, provides for indemnification of the Trustees, officers, employees and other agents of the Registrant who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.
A policy of insurance covering Security Investors, LLC, Guggenheim Funds Distributors, LLC, Rydex Funds Services, the Registrant and certain other registrants advised by Security Investors, GPIM, or an affiliate of Security Investors or GPIM insures the Registrant’s trustees and officers against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties. The independent trustees are also covered under a joint independent directors liability (“DL”) insurance policy that covers the independent trustees of the other registrants.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 31.    Business or Other Connections of Investment Adviser
Security Investors serves as investment adviser to Guggenheim Alpha Opportunity Fund, Guggenheim High Yield Fund, Guggenheim Investment Grade Bond Fund, Guggenheim Large Cap Value Fund, Guggenheim Large Cap Value Institutional Fund, Guggenheim Mid Cap Value Fund, Guggenheim Mid Cap Value Institutional Fund, Guggenheim Municipal Income Fund, Guggenheim Small Cap Value Fund, Guggenheim

StylePlus-Large Core Fund, Guggenheim StylePlus-Mid Growth Fund and Guggenheim World Equity Income Fund. Security Investors is primarily engaged in the provision of investment advisory and management services to mutual funds and private accounts. The directors and officers of Security Investors consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of Security Investors is or has been engaged in any other business, profession, vocation or employment of a substantial nature during the past two fiscal years. Information as to the executive officers and directors of Security Investors is included in its Form ADV as filed with the SEC (File No. 801-8008) pursuant to the Investment Advisers Act of 1940, as amended.
GPIM serves as investment adviser for Guggenheim Diversified Income Fund, Guggenheim Floating Rate Strategies Fund, Guggenheim Limited Duration Fund, Guggenheim Macro Opportunities Fund, Guggenheim Market Neutral Real Estate Fund, Guggenheim Total Return Bond Fund, Guggenheim Risk Managed Real Estate Fund and Guggenheim Capital Stewardship Fund. GPIM also serves as investment sub-adviser to Guggenheim Municipal Income Fund. GPIM is primarily engaged in the provision of investment advisory and management services to registered investment companies and private accounts. The directors and officers of GPIM consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of GPIM is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Information as to the executive officers and directors of GPIM is included in its Form ADV as filed with the SEC (File No. 801-66786) pursuant to the Investment Advisers Act of 1940, as amended.
Item 32.    Principal Underwriters

(a)
Guggenheim Funds Distributors, LLC serves as the principal underwriter for the Registrant, Guggenheim Strategy Funds Trust, Guggenheim Variable Funds Trust, Rydex Series Funds, Rydex ETF Trust, Rydex Variable Trust, Rydex Dynamic Funds, Claymore Exchange-Traded Fund Trust, Claymore Exchange Traded Fund Trust 2 and Transparent Value Trust.

(b)	The following information is furnished with respect to the directors and officers of Guggenheim Funds Distributors, LLC:

(1) Name and Principal Business Address	(2) Position and Offices with Underwriter	(3) Position and Offices with Registrant
Donald Cacciapaglia 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Executive Officer and President	Chief Executive Officer, President and Trustee

Dominick Colgiandro 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Operating Officer	None

Dennis R. Metzger 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Compliance Officer	None

Kevin M. McGovern 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President	None

Julie Jacques One Security Benefit Place Topeka, KS 66636	Chief Financial Officer and Treasurer	None

Amy J. Lee 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President and Secretary	Chief Legal Officer and Vice President

Elisabeth A. Miller 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President	Chief Compliance Officer

Douglas Mangini 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Senior Vice President	None

William Belden 227 West Monroe Street Chicago, IL 60606	Vice President	Vice President

(c)	Not applicable.

Item 33.    Location of Accounts and Records
Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Security Investors, LLC, One Security Benefit Place, Topeka, Kansas 66636-0001, 805 King Farm Blvd., Suite 600, Rockville, MD 20850, 40 East 52nd Street, 16th Floor, New York, NY, 10022, 330 Madison Avenue, 10th Floor, New York, New York 10017, 9401 Indian Creek Parkway, 40 Corporate Woods, Suite 850, Overland Park, KS 66210, 94 N. Broadway, Irvington, NY 10533 and 801 Montgomery Street, 2nd floor, San Francisco, California 94133; Four Corners Capital Management, LLC, 515 S. Flower Street, Suite 4310, Los Angeles, California

90071; Lexington Management Corporation, Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663; Meridian Investment Management Corporation, 12835 East Arapahoe Road, Tower II, 7th Floor, Englewood, Colorado, 80112; Strong Capital Management, Inc., 100 Heritage Reserve, Menomonee Falls, Wisconsin, 53051; Templeton/Franklin Investment Services, Inc., 777 Mariners Island Boulevard, San Mateo, California 94404; OppenheimerFunds, Inc., 498 Seventh Avenue, New York, New York 10018; Wellington Management Company, LLP, 75 State Street, Boston, Massachusetts 02110; Northern Trust Investments, N.A., 181 W. Madison, Chicago, Illinois 60675 and Deutsche Asset Management, Inc., 345 Park Avenue, New York, New York 10154. Records relating to the duties of the Registrant’s custodian are maintained by Chase Manhattan Bank, 4 Chase MetroTech Center, Brooklyn, New York 11245; State Street Bank and Trust Company, 801 Pennsylvania, Kansas City, Missouri 64105; Banc Of America Securities, LLC 9 West 57th Street, New York, New York 10019 and The Bank of New York Mellon, 2 Hanson Place, 9th Floor, Brooklyn, New York 11217.
Item 34.    Management Services
Not applicable.
Item 35.    Undertakings
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940, the Registrant has duly caused Post-Effective Amendment No. 200 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland on the 12th day of May 2016.
GUGGENHEIM FUNDS TRUST
(Registrant)
By:        DONALD C. CACCIAPAGLIA
Donald C. Cacciapaglia, Chief Executive Officer and President
Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 12th day of May 2016.

Jerry B. Farley Trustee	GUGGENHEIM FUNDS TRUST

Donald A. Chubb, Jr. Trustee Maynard F. Oliverius Trustee	By: _______AMY J. LEE____________________________ Amy J. Lee, Chief Legal Officer, Vice President and Attorney-In-Fact for the Trustees Whose Names Appear Opposite
Randall C. Barnes Trustee	By: ___ JOHN L. SULLIVAN____________________ John L. Sullivan, Chief Financial Officer and Treasurer
Roman Friedrich III Trustee
Robert B. Karn III Trustee	By: ___ DONALD C. CACCIAPAGLIA__________ Donald C. Cacciapaglia, Chief Executive Officer, President and Trustee

Ronald A. Nyberg Trustee

Ronald E. Toupin, Jr. Trustee

EXHIBIT LIST

(a)	Amended and Restated Declaration of Trust